July 17, 2009
Via EDGAR
Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MedQuist Inc. Preliminary Information Statement on Schedule 14C Filed July 10, 2009 SEC File No. 1-13326
Dear Ms. Mills-Apenteng:
     We are writing to respond to the comment letter dated July 16, 2009 (“Letter”) from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding our Preliminary Information Statement on Schedule 14C filed on July 10, 2009 (“Preliminary Information Statement”). To assist in your review, we have typed the text of the Staff’s comment in advance of our response below. As requested in the Letter, we have attached as Exhibit A an acknowledgement of the Company, executed by Mark R. Sullivan, our General Counsel, Chief Compliance Officer and Secretary.
General
1.	Please advise us of the material facts and circumstances underlying the removal of Messrs. Schwarz and O’Donoghue as directors and tell us how you determined this information is not required disclosure under Schedule 14C.

Response: We have disclosed all of the information received by us in connection with the action by our majority shareholder, CBay Inc., to remove two directors, Mark Schwarz and Brian O’Donoghue from our Board of Directors. CBay took the action by a written consent of majority shareholder dated July 8, 2009, as permitted under our certificate of incorporation, bylaws and New Jersey law. CBay Inc. provided us with a copy of the written consent on July 8, 2009 and we filed our Preliminary Information Statement on July 10, 2009. The written consent of CBay Inc. that was appended to our Preliminary Information Statement is the entirety of the information received by us in connection with the removal of Messrs. Schwarz and O’Donoghue as directors.
     As we have disclosed all of the information received by us in connection with the removal of Messrs. Schwarz and O’Donoghue as directors, it is not our intention to file an additional Preliminary Information Statement on Schedule 14C.
     We respectfully request that the Staff provide us with clearance to file a Definitive Information Statement on Schedule 14C. We look forward to hearing from you. Should you have any question regarding our response, please do not hesitate to call or email the undersigned (856-206-4210; msullivan@medquist.com), or our outside counsel, Steven Abrams, of Pepper Hamilton LLP (215-981-4241, abramss@pepperlaw.com).

Sincerely,
/s/ Mark R. Sullivan
Mark R. Sullivan
General Counsel, Chief Compliance Officer and Secretary

cc: Steven Abrams, Pepper Hamilton

Exhibit A
July 17, 2009
Via EDGAR
Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MedQuist Inc. Preliminary Information Statement on Schedule 14C Filed July 10, 2009 SEC File No. 1-13326
Dear Ms. Mills-Apenteng:
     My name is Mark R. Sullivan and I am the General Counsel, Chief Compliance Officer and Secretary of MedQuist Inc., a New Jersey corporation (the “Company”), and in such capacity an authorized representative of the Company.
     As requested on page 2 of comment letter dated July 16, 2009 (“Letter”) from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding our Preliminary Information Statement on Schedule 14C filed on July 10, 2009 (“Preliminary Information Statement”), on behalf of the Company, I hereby acknowledge to the Staff that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Preliminary Information Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any question regarding our response, please do not hesitate to call or email the undersigned (856-206-4210; msullivan@medquist.com), or our outside counsel, Steven Abrams, of Pepper Hamilton LLP (215-981-4241, abramss@pepperlaw.com).

Sincerely,
/s/ Mark R. Sullivan
Mark R. Sullivan
General Counsel, Chief Compliance Officer and Secretary